Arsanis, Inc.

950 Winter Street, Suite 4500

Waltham, MA 02451

February 12, 2019

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Arsanis, Inc.

Registration Statement on Form S-4

File No. 333-228929

Request for Acceleration

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Arsanis, Inc. (the “Registrant”) hereby requests acceleration of the effective date of its Registration Statement on Form S-4 (File No. 333-228929), as amended (the “Registration Statement”), so that it may become effective at 4:00 p.m. Eastern time on February 14, 2019, or as soon thereafter as practicable.

[Remainder of Page Intentionally Left Blank]

Very truly yours,

ARSANIS, INC.

By:	/s/ Michael P. Gray
	Name:	Michael P. Gray
	Title:	President and Chief Executive Officer, Chief Financial Officer

Signature Page to Acceleration Request